EXHIBIT 99.1

PRESS RELEASE

Banro Announces a Mineral Reserve Estimate at its Namoya Gold Mine,
Democratic Republic of the Congo

- Banro’s total Proven & Probable Mineral Reserves now 2.36 Moz Au
- Banro’s total Measured and Indicated Mineral Resources now 8.35 Moz Au and total Inferred Mineral
Resource is 5.32 Moz

Toronto, Canada – March 27, 2014 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") is pleased to provide a Mineral Reserve estimate for its Namoya gold mine and an updated Mineral Resource and Mineral Reserve estimate for its Twangiza gold mine, both of which are located along the 210 kilometre Twangiza-Namoya gold belt in the Democratic Republic of the Congo ("DRC"). The 2013 year-end review of Mineral Resources and Mineral Reserves at the Company’s four core projects – Twangiza, Namoya, Lugushwa and Kamituga – has resulted in positive growth in overall Mineral Reserves as a result of the conversion of Namoya Mineral Resource into Mineral Reserves.

Highlights
•	The Namoya 1.34 Moz Proven & Probable Mineral Reserves represent conversion of 73% of the 1.83 Moz Measured and Indicated Mineral Resources.
•	Including the Mineral Reserve estimate at Namoya, Banro’s total Proven & Probable Mineral Reserves have increased by 53% to 2.36 million ounces (“Moz”) of gold (using a US$1,200/oz gold price).
•
At Twangiza, the Proven & Probable Mineral Reserve estimate has decreased by 33% to 1.03 Moz,  due to a drop in gold price, some mining depletion, and an increase in estimated costs (20.2% due to gold price, 6.5% due to depletion and 6.3% due to estimated costs )

•
At Lugushwa, the Indicated Mineral Resource consisting solely of oxide material remained 0.73 Moz. Lugushwa’s Inferred Mineral Resource is now 3.53 Moz, of which 0.31 Moz is oxide material. This represents a 27.6% reduction in the total inferred resource of 4.88 Moz, reported in the Company’s January 31, 2013 press release (of which 0.40 Moz was oxide).

During 2013, the Company scaled down its exploration activities at its Twangiza, Namoya, Lugushwa and Kamituga projects and focused on mine construction at Namoya and plant expansion at Twangiza. In order to consolidate Banro’s position on the various exploration sites, limited exploration activities are planned for 2014 using small teams focused on generating new oxide targets in Lugushwa and Kamituga.

Banro’s Mineral Resources and Mineral Reserves disclosed in this press release are reported in accordance with National Instrument 43‐101 (Standards of Disclosure for Mineral Projects), which incorporates by reference the CIM Definition Standards on Mineral Resources and Mineral Reserves. The Mineral Resources reported in this press release are inclusive of the Mineral Reserves component.

Mineral Resource and Mineral Reserve Declaration at December 31, 2013

Table 1: Mineral Resources
Mine/Project/Category	Tonnes	Grade	Gold
	(Mt)	(g/t Au)	(Moz)
Twangiza (Oxide)
Measured	6.56	2.62	0.55
Indicated	9.00	1.89	0.55
Measured & Indicated	15.56	2.21	1.10
Inferred	1.27	1.35	0.06

Twangiza (Transition & Fresh)
Measured	5.97	2.23	0.43
Indicated	92.87	1.43	4.26
Measured & Indicated	98.85	1.48	4.69
Inferred	12.10	1.22	0.47

Namoya (Oxide, Transition & Fresh)
Measured	23.75	1.98	1.51
Indicated	6.03	1.62	0.31
Measured and Indicated	29.78	1.91	1.83
Inferred	6.52	1.61	0.34

Lugushwa (Oxide)
Indicated	16.91	1.35	0.73
Inferred	6.17	1.56	0.31

Lugushwa (Transition & Fresh)
Inferred	65.01	1.54	3.22

Kamituga
Inferred (Surface)	4.14	2.40	0.32
Inferred (Underground)	3.12	6.00	0.60

TOTAL MEASURED AND INDICATED	161.10	1.61	8.35
TOTAL INFERRED	98.32	1.68	5.32

Mineral Resource
Banro’s total Measured & Indicated (M&I) Mineral Resources have decreased 18% to 8.35 Moz (December 31, 2012: 10.18 Moz), and Inferred Mineral Resources have decreased 24% to 5.32 Moz (December 31, 2012: 7.01 Moz). The reduction in the Mineral Resource is mainly attributed to changes in economic assumptions, key among which is the drop in gold price, and depletion of resource due to mining. The Mineral Resource estimate discussed in this press release consists of in situ Mineral Resources at a 0.4g/t Au (Namoya) and 0.5g/t Au (Twangiza and Lugushwa) Au cut-off constrained within a US$1,600 per ounce (2012: US$2,000 per ounce) optimized pit shell.

The underground Mineral Resources at Kamituga are those situated below the Mobale open pit, estimated using historical underground information at a cut-off grade of 1.5g/t Au. The Mineral Resource estimate for Kamituga was prepared by SRK (UK) using historical data and was included in the February 2005 NI 43-101 technical report prepared by SRK (UK) for Banro. These estimates have not been updated. Since 2011, Banro has carried out extensive exploration, including drilling, to verify the historical results. Any additional work initially planned to update the Kamituga resource was deferred when the strategic focus shifted to mine development at the Namoya mine and the process plant expansion at the Twangiza mine.

Below are the key assumptions, parameters and methods used to estimate the Twangiza, Lugushwa and Namoya Mineral Resources:
•	Wireframing was restricted to borehole intersections above a 0.3 to 0.5g/t Au cut-off grade for Lugushwa and 0.4g/t Au for Namoya and Twangiza;
•	Gold grades have been determined using Ordinary Kriging interpolation into a 3-Dimensional block model constrained by mineralization wireframes;
•	The mineralization models were constrained within the wireframe with primary block dimensions of 20 metres N-S (along strike), 20 metres E-W (across strike) and 10 metres in the vertical direction;
•	Estimation used dynamic anisotropy;
•	Datamine Studio 3TM was the modelling package; and
•	At all times, the relationship between geology and mining and economic factors was taken into account.

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags and sent to the Company's sample preparation facility in Bukavu, DRC. The core samples were then crushed down to minus 2 mm, and split with half of the sample pulverized down to 90% passing 75 microns. Approximately 150 grams of the pulverized sample was then shipped to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania where the samples were analyzed for gold by fire assay using a 50g charge. As part of the Company's QA/QC procedures, internationally recognized standards, duplicates and blanks were inserted into the sample batches.

Drill core samples were respectively taken from Lugushwa, Namoya and Twangiza East and West to determine relative density measurements for the various deposits and the oxide, transitional and fresh rock components.

Mineral Reserves
Table 2: Mineral Reserves
Mine/Project/Category	Tonnes	Grade	Gold
	(Mt)	(g/t Au)	(Moz)
Twangiza
Proven	5.62	2.49	0.45
Probable	8.07	2.23	0.57
Total Proven & Probable	13.69	2.34	1.03

Namoya
Proven	22.39	1.78	1.28
Probable	1.31	1.34	0.06
Total Proven & Probable	23.70	1.75	1.34

TOTAL MINERAL RESERVE
Proven	28.01	1.92	1.73
Probable	9.38	2.09	0.63

Total Proven + Probable	37.39	1.96	2.36
Note: Rounding of numbers may result in computational discrepancies.
           Mineral Reserves included in Mineral Resources.

The Proven & Probable Mineral Reserves at Twangiza have decreased by 33% to 1.03 Moz from 1.54 Moz (December 31, 2012). This 33% decrease is comprised of 20.2% due to lower gold price, 6.5% due to mining depletion and 6.3% due to an increase in cost used for estimation relative to the price and cost assumption for the December 31, 2012 estimation.

Table 3: The key assumptions used for the determination of the Mineral Reserves at Twangiza
Gold price	US$1,200 per ounce
Mining costs	US$3.35/tonne mined
Processing costs	US$20.13/tonne processed
General and Administration costs	US$8.21/tonne processed
Royalties and Selling costs	US$33.80/ounce
Mining dilution	5% at zero grade
Reserves cut-off grade	0.75 g/t Au recoverable
Mining recovery	95%
Pit slopes	30 to 50 degrees
Metallurgical recovery	Twangiza North deposit: Oxides (90.2%), Transition (87%), Fresh (86%) All other Twangiza deposits: Oxides (87%), Transition (79%), Fresh (74.5%)

The Twangiza resource model was built by SRK Consulting (UK) Ltd. (“SRK”) and most recently published in a Banro press release dated March 4, 2011. The current estimates employed the SRK model but with changes to the economic assumptions with the drop in the gold price. For more details, refer to the technical report of Senet dated March 9, 2011 (as revised on March 24, 2011) and entitled "Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1 Gold Project, South Kivu Province, Democratic Republic of the Congo", which has been filed on, and can be obtained from, SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The Proven and Probable Mineral Reserve estimate at Namoya is 1.34 Moz. Key assumptions used for the Namoya Mineral Reserve are contained in Table 4.

Table 4: The key assumptions used for the determination of the Mineral Reserves at Namoya
Gold price	US$1,200 per ounce
Mining costs	US$3.85/tonne mined
Processing costs	US$11.38/tonne processed
General and Administration costs	US$5.89/tonne processed
Royalties and Selling costs	US$33.05/ounce
Mining dilution	5% at zero grade
Reserves cut-off grade	0.45 g/t Au recoverable
Mining recovery	95%
Pit slopes	40 to 50 degrees
Metallurgical recovery	Oxides (88%), Transitional (84%), Fresh (80%)

The cumulative cash flow for Namoya, based on this reserve estimate, is illustrated in Table 5 using various discount rates and assuming a US$1,200/ounce gold price for the life-of-mine.

Table 5: The Net Present Value of expected future cash flows from Namoya
Discount Rate	NPV
0%	$401 million
5%	$313 million
10%	$252 million
15%	$208 million

Qualified Persons
Mr. Andrew N. Clay, Managing Director of Venmyn Deloitte (Pty) Ltd., is the "qualified person" (as such term is defined in National Instrument 43-101) who is responsible for the Namoya Mineral Reserve estimates disclosed in this press release. Mr. Clay has reviewed and approved the contents of this press release.

Banro’s Head of Projects and Operations, Daniel K. Bansah, MSc (MinEx), who is a Chartered Professional Member of The Australasian Institute of Mining and Metallurgy (MAusIMM(CP)) and a "qualified person" (as such term is defined in National Instrument 43-101), is responsible for the Twangiza, Lugushwa and Namoya Mineral Resource estimates and Twangiza Mineral Reserve estimates disclosed in this press release as well as the other technical information contained in this release. Mr. Bansah has reviewed and approved the contents of this press release.

Additional information relating to the Lugushwa project is included in the technical report dated March 15, 2013 and entitled “Independent National Instrument 43-101 Technical Report on the Lugushwa Gold Project, South Kivu Province, Democratic Republic of the Congo”. Additional information with respect to the Namoya Project is contained in the technical report dated January 24, 2012 and entitled "National Instrument 43‐101 Independent Technical Report on the Namoya Gold Project, Maniema Province, Democratic Republic of the Congo". A copy of each of these reports can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Mineral Resource and Mineral Reserve Estimates

The Mineral Resource and Mineral Reserve figures referred to in this press release are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the Mineral Resource and Mineral Reserve estimates included in this press release are well established, by their nature Mineral Resource and Mineral Reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no certainty that Mineral Resources can be upgraded to Mineral Reserves through continued exploration.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure (except in certain limited circumstances). Inferred Mineral Resources are excluded from estimates forming the basis of a feasibility study.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding net present values and future cash flows, Mineral Resource and Mineral Reserve estimates, potential Mineral Resources and Mineral Reserves and future gold production and costs) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production) or less than those expected following the expansion of the Twangiza plant; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 26, 2013 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:
Naomi Nemeth, Investor Relations,
+1 (416) 366-9189 or
+1-800-714-7938, Ext. 2802 or
info@banro.com,
Follow the Company on Twitter @banrocorp